[Friedman, Billings, Ramsey & Co., Inc. Letterhead]

March 20, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:	CastlePoint Holdings, Ltd.
Registration Statement on Form S-1
(No. 333-139939)

Ladies and Gentlemen:

We hereby join CastlePoint Holdings, Ltd. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 3:00 PM, Eastern Time, on March 22, 2007.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated March 8, 2007, as amended and supplemented by the Preliminary Prospectus dated March 20, 2007.

Underwriters	20
Dealers	0
Individuals and Corporations	2842

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
KEEFE, BRUYETTE & WOODS, INC.
COCHRAN CARONIA WALLER SECURITIES LLC
PIPER JAFFRAY & CO.

By:	Friedman, Billings, Ramsey & Co., Inc.

	By:	/s/ James R. Kleeblatt
Name: James R. Kleeblatt
Title: Senior Managing Director